

Mail Stop 4561

June 26, 2018

John Cotterell
Chief Executive Officer
Endava Limited
125 Old Broad Street
London EC2N 1AR
United Kingdom

    Re: **Endava Limited**
        Amendment No. 2 to Draft Registration Statement on Form F-1
        Submitted June 19, 2018
        CIK No. 0001656081

Dear Mr. Cotterell:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

Summary Consolidated Financial Data

Non-IFRSs Measures and Other Management Metrics, page 14

1.   Please disclose the corresponding IFRSs measure in your tabular presentation related to constant currency revenue growth rate, adjusted profit before taxes margin, and free cash flow. We note similar concern with your disclosures on pages 66 and 76. See Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

Corporate Reorganization, page 55

2.   You disclose that pursuant to the corporate reorganization all shareholders will be required to accept the redesignation of each of the existing ordinary shares held by them into the same number of Class B ordinary shares or Class C ordinary shares. Please disclose how the redesignation among Classes B and C will be determined.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the Nine Months Ended March 31, 2017 and 2018, page 71

3.   You state that revenue growth in certain verticals was driven by the contribution of Velocity Partners as well as organic growth. Please revise to quantify each of the factors that contributed to your revenue growth. Refer to Section III.D of SEC Release No. 33-6835.

Additional Non-IFRS Measures, page 77

4.   Please remove disclosure of the adjusted gross profit and margin measures as they exclude normal, recurring cash operating expenses. Refer to Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations.

Description of Share Capital and Articles of Association

Key Provisions in our Articles of Association, page 135

5.   We note that the Class B and Class C shares automatically convert upon the transfer to anyone other than a permitted transferee. Please briefly define a permitted transferee in this context.

Description of American Depositary Shares

Governing Law/Waiver of Jury Trial, page 162

6.   Please clarify whether the waiver of the right to a jury trial applies to claims made under the federal securities laws.

Notes to Consolidated Financial Statements

Note 3. Significant Accounting Policies, page F-8

7.   We note the revised disclosures in Note 3.A.4. Please also provide footnote disclosures describing the costs included in both direct costs of sales and allocated cost of sales. Refer to paragraphs 117 – 119 of IAS 1.

Item 8. Exhibits and Financial Statement Schedules, page II-3

8.   Please file the form of deposit agreement as an exhibit to your registration statement. Refer to Item 601(b)(4) of Regulation S-K.

        You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226, if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3453, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                        Sincerely,

                                        /s/ Jan Woo

                                        Jan Woo
                                        Legal Branch Chief
                                        Office of Information Technologies
                                        and Services

cc: Nicole Brookshire, Esq.
        Cooley LLP